[MONSANTO LOGO]                                        [Pharmacia & Upjohn LOGO]

                 MERGER PROPOSED -- YOUR VOTE IS VERY IMPORTANT

     The boards of directors of Monsanto Company and Pharmacia & Upjohn, Inc. have approved a "merger of equals" of the two companies. We believe the combined company will be able to create substantially more stockholder value than could be achieved by the companies individually.

     Our combined company will be named Pharmacia Corporation. Its corporate headquarters, and the headquarters of its pharmaceutical business, will be located in Peapack, New Jersey. Our agricultural business will retain the Monsanto name and will be headquartered in St. Louis, Missouri.

     Upon completion of the merger, holders of Pharmacia & Upjohn common stock will receive 1.19 shares of common stock of the combined company for each share of Pharmacia & Upjohn common stock they own, and each share of Pharmacia & Upjohn Series A Convertible Perpetual Preferred Stock will be converted into an equivalent share of a newly created series of convertible perpetual preferred stock of the combined company. Monsanto stockholders will continue to hold their existing shares after the merger. We have filed an application with the New York Stock Exchange to have the combined company's stock listed on the New York Stock Exchange under the symbol "PHA".

     Approximately 619 million shares of common stock of the combined company will be issued to Pharmacia & Upjohn stockholders in the merger, based on the number of shares of Pharmacia & Upjohn common stock outstanding on February 17, 2000. These shares will represent approximately 49% of the outstanding common stock of the combined company after the merger. Monsanto shares held by Monsanto stockholders before the merger will represent approximately 51% of the outstanding common stock of the combined company after the merger.


























  Joint proxy statement/prospectus dated February 22, 2000 and first mailed to stockholders on February 22, 2000.

                                  CHAPTER ONE

                                   THE MERGER

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT WILL HAPPEN IN THE MERGER?

A: We are proposing to combine our companies in a "merger of equals" transaction. In most mergers of equals, one company becomes a subsidiary of the other company. In our merger, Pharmacia & Upjohn will become a wholly owned subsidiary of Monsanto. Monsanto will then change its name to Pharmacia Corporation. Pharmacia & Upjohn stockholders will have their shares of common stock and preferred stock converted into newly-issued shares of common stock and preferred stock of the combined company and Monsanto stockholders will retain their existing shares. We expect that upon completion of the merger, about 51% of the outstanding common stock of the combined company will be held by former Monsanto stockholders and about 49% of the outstanding common stock of the combined company will be held by former Pharmacia & Upjohn stockholders.

OWNERSHIP OF THE COMBINED COMPANY AFTER THE MERGER

     The combined company will issue approximately 619 million shares of its common stock to Pharmacia & Upjohn stockholders in the merger. These shares will represent approximately 49% of the outstanding common stock of the combined company. This information is based on the number of shares of Monsanto common stock and Pharmacia & Upjohn common stock outstanding on February 17, 2000 and does not take into account the Monsanto or Pharmacia & Upjohn convertible perpetual preferred stock, stock options or other equity-based awards or other transactions involving the issuance of common stock, including acquisitions.

BOARD AND BOARD COMMITTEES AFTER THE MERGER (SEE PAGE I-35 AND PAGE I-44)

     After the merger, the board of directors of the combined company will have 18 members, consisting of nine persons designated by Monsanto and nine persons designated by Pharmacia & Upjohn. All committees of the board of directors of the combined company will initially consist of an equal number of Monsanto and Pharmacia & Upjohn designees.

EXECUTIVE OFFICERS (SEE PAGE I-44)

     After the merger, we intend that Mr. Robert B. Shapiro of Monsanto will be the non-executive chairman of the combined company's board of directors and Mr. Fred Hassan of Pharmacia & Upjohn will be the chief executive officer of the combined company. Eighteen months after the merger occurs, we intend that Mr. Hassan will become both the chairman and chief executive officer of the combined company unless otherwise determined at that time by the affirmative vote of 80% of the directors of the combined company. Our plan is that after the merger, the twenty most senior positions in the combined company, other than that of the chairman and the chief executive officer, will be comprised of ten executives from Monsanto and ten executives from Pharmacia & Upjohn.

INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER (SEE PAGE I-35)
     When you consider our boards of directors' recommendations that you vote in favor of the relevant proposals, you should be aware that a number of our officers and directors will be entitled to receive certain significant benefits if the merger occurs that they will not be entitled to receive if the merger does not occur.

THE AGRIBUSINESS IPO

     We intend to reorganize Monsanto's agribusiness as a separate business under the Monsanto name and sell up to 19.9% of it in an initial public offering soon after the merger. We contemplate that the agribusiness subsidiary will have a sound capital structure.

               INTERESTS OF OFFICERS AND DIRECTORS IN THE MERGER

     In considering the recommendations of Monsanto's board of directors and Pharmacia & Upjohn's board of directors with respect to the merger, stockholders of Monsanto and Pharmacia & Upjohn should be aware that the officers and directors of Monsanto and Pharmacia & Upjohn have interests in the merger that are different from, or in addition to, their interests as stockholders of Monsanto and Pharmacia & Upjohn generally. Monsanto's board of directors and Pharmacia & Upjohn's board of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated by the merger agreement. One executive officer of Pharmacia & Upjohn, Mr. Fred Hassan, was also a member of Pharmacia & Upjohn's 12-person board of directors when that board approved the merger and he will become chief executive officer of the combined company. Three executive officers of Monsanto, Mr. Robert B. Shapiro, Mr. Hendrik A. Verfaillie, and Mr. Richard
U. De Schutter were also members of Monsanto's ten-person board of directors when the Monsanto board approved the merger. The three Monsanto executives will serve as directors and/or executives of the combined company, with Mr. Shapiro serving as non-executive chairman and Mr. De Schutter serving as senior executive vice president. Mr. Verfaillie will be chief executive officer of the agricultural business.

BOARD OF DIRECTORS AND MANAGEMENT OF THE COMBINED COMPANY

     We have agreed in the merger agreement that, as of the effective time of the merger, the board of directors of the combined company will have 18 members, consisting of nine persons designated by Monsanto and nine persons designated by Pharmacia & Upjohn. More information concerning the designees is provided under the heading "Additional Information Concerning the Designees to the Board of Directors" beginning on page I-40. All committees of the combined company's board of directors will initially be composed of an equal number of members designated by each of Monsanto and Pharmacia & Upjohn. The bylaws of the combined company will provide that only persons nominated by the nominating committee of the board of directors or by a stockholder will be eligible to be elected as directors.

     We have also agreed that Mr. Robert B. Shapiro, the chief executive officer and chairman of Monsanto, will become the chairman of the board of directors and Mr. Fred Hassan, chief executive officer of Pharmacia & Upjohn, will become the chief executive officer of the combined company. The bylaws of the combined company will provide that 18 months after the completion of the merger, Mr. Hassan, if he is then the chief executive officer of the combined company, will become the chairman of the board of directors of the combined company, unless otherwise determined at that time by the affirmative vote of 80% of the members of the board of directors. The parties intend that at the time of the completion of the merger, the twenty most senior executive positions in the combined company, excluding the chairman and the chief executive officer, will be held by ten executives of Monsanto and ten executives of Pharmacia & Upjohn.

     Pursuant to the merger agreement, the combined company will assume Pharmacia & Upjohn's employment agreement with Mr. Hassan. This agreement provides, among other things, that Mr. Hassan will serve as chief executive officer through November 30, 2004, and thereafter the agreement is subject to cancellation upon six months' prior notice by either party. Pursuant to his agreement, Mr. Hassan's annual compensation will consist, at a minimum, of a base salary of $1,200,000 per year. For the year 2000, Mr. Hassan is also eligible to receive an annual target bonus of up to 100% of his base salary depending on achievement of performance-based goals. Mr. Hassan's agreement also provides for welfare benefits, participation in company retirement and incentive plans, and his use of company-provided transportation for security reasons. Mr. Shapiro entered into an agreement with Monsanto in connection with the merger and will serve as chairman of the board of directors of the combined company for 18 months following the effective time of the merger and as a senior advisor for a term commencing at the effective time of the merger and concluding December 31, 2003. Mr. Shapiro's agreement includes annual compensation of $50,000 per year for his service as chairman, in addition to regular fees to serve as a member of the board, and $480,000 per year for his services as a senior advisor. Mr. Shapiro's agreement also provides that during the term of the agreement, Mr. Shapiro will receive health care benefits, secretarial services and security services, including company-provided transportation.

OTHER AGREEMENTS AND PLANS WITH RESPECT TO EXECUTIVE OFFICERS

     PHARMACIA & UPJOHN

     EMPLOYMENT AGREEMENTS

     In addition to the salary and bonus described above, the terms of Pharmacia & Upjohn's employment agreement with Mr. Hassan provide that all stock options granted to Mr. Hassan under the agreement (including Mr. Hassan's year 2000 annual stock option grant to purchase 350,000 shares under the Pharmacia & Upjohn, Inc. Long-Term Incentive Plan and an additional option grant to purchase 150,000 shares based on the performance of Pharmacia & Upjohn stock) vest and become fully exercisable as a result of the merger. Under the terms of the employment agreement, Mr. Hassan also received a grant of 200,000 restricted shares of Pharmacia & Upjohn stock, which will not vest as a result of the merger.

     STOCK OPTIONS AND INCENTIVE PLANS

     As a result of the merger, all outstanding options, stock appreciation rights, deferred shares and restricted stock grants awarded under the Pharmacia & Upjohn, Inc. Long-Term Incentive Plan, the Pharmacia & Upjohn, Inc. Equity Compensation Plan and the Pharmacia & Upjohn Directors Equity Compensation and Deferral Plan prior to the consummation of the proposed merger, whether or not fully vested, will, with regard to options, stock appreciation rights and deferred shares, accelerate, vest and become fully exercisable, and, will, with respect to restricted stock (except for restricted stock awarded to Mr. Hassan under his employment agreement), become unrestricted and freely transferable (including options and restricted stock awarded to Pharmacia & Upjohn directors), except as set forth in the affiliate agreements. Any option, stock appreciation right or deferred share that is not exercised before the date the merger becomes effective will be converted into an immediately exercisable right with respect to common stock of Monsanto following the merger, in a manner intended to maintain the aggregate intrinsic value of the converted options, stock appreciation rights or deferred shares. The number of shares of Monsanto stock to which any such converted award will pertain will equal the number of Pharmacia & Upjohn shares subject to such award multiplied by 1.19, and with respect to options and stock appreciation rights, the exercise price of such awards will be the current exercise price of such award divided by 1.19.

     The following table shows the number of unvested options and the estimated value of unvested options that will become exercisable and the number of shares of restricted stock which become unrestricted for executive officers of Pharmacia & Upjohn, assuming the merger is completed on June 30, 2000.

                                   NUMBER OF UNVESTED
                                   PHARMACIA & UPJOHN    AGGREGATE VALUE OF         NUMBER OF
NAME                                   OPTIONS(1)        UNVESTED OPTIONS(2)    RESTRICTED SHARES
----                               ------------------    -------------------    -----------------
F. Hassan(3).....................       $866,665             $7,730,652                    0
G.A. Ando........................        349,999              3,121,991                    0
T.G. Rothwell....................        247,297              2,205,889                7,300
C.J. Coughlin....................        223,332              1,992,121               25,000
C. Smith Cox.....................        192,631              1,718,269                    0
All other Pharmacia & Upjohn
  executive officers as a
  group..........................        413,658              3,689,829                    0

-------------------------

(1) Includes all options granted (including options to be granted in February
    2000) that will be unvested and outstanding on June 30, 2000 provided the merger has not occurred by that date.

(2) Grants valued using Black-Scholes value of $8.92/option. This is the value used in the 1999 proxy statement.

(3) Includes Performance Stock Option Award of 150,000 options.

     In anticipation of the merger, the board of directors of Pharmacia & Upjohn adopted a resolution that, for purposes of the Pharmacia & Upjohn Pension Plan, the merger would not be deemed to be a "change in control" (as defined in the pension plan).

     MONSANTO

     Change of Control Employment Agreements. Monsanto has entered into change of control employment agreements with each of its executive officers and certain other key executives. Each change of control agreement provides for the continuing employment of the executive after a "change of control" (including as a result of the consummation of the merger) on terms and conditions no less favorable than those in effect before the change of control. If the executive's employment is terminated by the company without "cause" or if the executive terminates his or her own employment for "good reason" (as each term is defined in the change of control employment agreement), the executive is entitled to severance benefits equal to a "multiple" of his or her annual compensation (including bonus and, in the case of Mr. Gary L. Crittenden and one other executive, long-term incentives) and continuation of certain benefits for a number of years equal to the multiple. The multiple is three for 24 executives and two for 7 other executives (or, in either case, the shorter number of years until the executive's normal retirement date). In addition, each of the executives entitled to a severance multiple of three is entitled to receive the severance benefits if he or she voluntarily terminates his or her own employment during the 30-day period beginning on the first anniversary of certain changes of control, including the merger. Moreover, the executives are entitled to an additional payment, if necessary, to make them whole as a result of any excise tax imposed by the Internal Revenue Code on certain change of control payments. Monsanto believes that no such additional payments will be necessary as a result of the merger. Finally, in the event that Mr. De Schutter's employment terminates other than for cause, he may become entitled to an additional severance amount of up to one half of the annual bonus payable to him by reason of outstanding performance and two times his annual compensation, pursuant to his termination retention agreement with Monsanto.

     As a result of ceasing to be the chief executive officer of Monsanto immediately following the merger, Mr. Shapiro will become entitled to receive the severance benefits provided for in his change of control employment agreement, including cash severance of approximately $7,020,000. If the employment of the other four most highly compensated executive officers of Monsanto were terminated immediately following the merger under circumstances entitling them to benefits under the change of control employment agreements, the approximate total cash severance benefit that would be paid under such agreements would be as follows: Mr. De Schutter $4,950,000; Mr. Gary L. Crittenden $8,400,000; Mr. Philip Needleman $5,100,000; and Mr. Verfaillie $4,800,000. The approximate maximum aggregate total cash amount that could be paid under such agreements to the other 11 executive officers of Monsanto who have change of control employment agreements under such circumstances would be approximately $32,206,000 (15 individuals who are not executive officers also have change of control employment agreements). Monsanto would also be responsible for continuing certain benefits and the additional excise tax-related payments described above, if applicable. Monsanto, however, currently believes that the aggregate amounts indicated above significantly exceed amounts that will actually be paid under such agreements.

     STOCK OPTIONS. In accordance with the terms of the applicable stock option agreements and except as described below, all Monsanto stock options will become exercisable at the effective time of the merger. In addition, for certain Monsanto stock options which were issued with exercise prices above the fair market value of Monsanto common stock on the date such options were issued, at the effective time of the merger, in accordance with their terms, the exercise price of such premium options will be reduced to equal the fair market value on the date of issuance. Purchased options and Year 2000 options granted in 1999 will be vested and exercisable on the later of the effective time of the merger or the date the employee-option holder pays the required purchase price through reduction of salary or by a direct payment. Employees who might otherwise forfeit the options they have not paid for if they terminate employment can complete payment within 30 days after termination and have their unvested purchased options and Year 2000 options vest. The following table indicates the number of Monsanto stock options for which exercisability will accelerate as a result of the merger, the value of such options, and the amount by which the exercise price of premium options will be reduced. The value of the Monsanto stock options for which exercisability will accelerate was calculated based on the difference between the per share exercise price and the closing price of Monsanto common stock on the NYSE Composite Transactions Tape on February 17, 2000 ($39.75) and assumes the effective time of the merger is no later than June 30, 2000.

                                                               VALUE OF OPTIONS
                                             NUMBER OF            FOR WHICH
                                         OPTIONS FOR WHICH      EXERCISABILITY       INCREASE IN
                                        EXERCISABILITY WILL        WILL BE            VALUE OF
                                          BE ACCELERATED        ACCELERATED(1)     PREMIUM OPTIONS
                                        -------------------    ----------------    ---------------
R. B. Shapiro.........................         425,988             $194,736          $21,623,500(2)
G. L. Crittenden......................         397,041                    0                    0
R. U. De Schutter.....................         174,305               85,193            2,441,825
P. Needleman..........................         185,479               76,677            1,832,500
H. A. Verfaillie......................         236,081               85,193            5,864,000
All other Monsanto executive officers
  as a group (11 persons).............       1,197,024              277,135           11,803,948

-------------------------
(1) These values exclude options having an exercise price above $39.75.

(2) Mr. Shapiro has indicated that he intends to donate a substantial portion of the increase in value of his premium options, when realized, to a charitable foundation for the benefit of communities in which Monsanto has major facilities.

     EXECUTIVE STOCK PURCHASE INCENTIVE PLAN. Thirty-four of Monsanto's senior management group participate in the Monsanto Executive Stock Purchase Incentive Plan ("ESPIP"), which permits executives to purchase Monsanto common stock with the proceeds of a full-recourse loan from Monsanto. The purchase loans are generally payable in three equal installments beginning on December 31, 2001, or over a three-year period following a change of control, including the merger. Executives who purchase stock through the ESPIP receive a deferred cash incentive award in the maximum amount of the full-recourse loan plus accrued interest. The participant receives up to two-thirds of the maximum award based on Monsanto's stock performance relative to that of a specified comparative stock index over a performance period which will end December 31, 2000 (the "Shareowner Return Incentive Award"), and up to one-third is based on continued employment with Monsanto over the performance period (the "Service Award"). In order to receive any Shareowner Return Incentive Award, Monsanto's shareowner return through the performance period must be above the 50th percentile of the index. In order for an executive to earn the maximum Shareowner Return Incentive Award, Monsanto's shareowner return through the performance period must be at or above the 75th percentile of the index.

     Under the ESPIP, following the merger, participating executives will be entitled to receive the full Service Award, of which 87.5% would have been vested as of May 31, 2000, even in the absence of the merger. Additionally, participating executives may be eligible to receive a Shareowner Return Incentive Award, calculated based upon performance through the tenth business day prior to the effective time of the merger. The following table shows the incremental cash payment under the ESPIP that will result from a change of control and that would not have been vested as of May 31, 2000 in the absence of a change of control and assumes, based upon the relative stock price performance of Monsanto and the relevant index through December 31, 1999, that no Shareowner Return Incentive Award will be payable.

                                                              INCREMENTAL CASH PAYMENT
                                                              ------------------------
R. B. Shapiro...............................................          $226,410
G. L. Crittenden............................................          $      0
R. U. De Schutter...........................................          $ 62,379
P. Needleman................................................          $ 25,157
H. A. Verfaillie............................................          $ 81,759
All other Monsanto executive officers as a group (11
  persons)..................................................          $262,858

     RESTRICTED STOCK. Restricted Monsanto common stock is occasionally granted to Monsanto employees, usually in connection with job offers or to recognize significant accomplishments. At the effective time of the merger, the restrictions on all such shares previously awarded will lapse and the shares will become fully vested and no longer subject to forfeiture. As of February 17, 2000, executive officers of Monsanto owned a total of 47,410 restricted shares of Monsanto common stock, together with 2,400 shares of Solutia Inc. common stock issued with respect to such restricted shares when Monsanto spun off its chemical businesses in September 1997. The Solutia Inc. restricted shares are subject to the same restrictions as the restricted shares of Monsanto common stock. The restricted shares of Monsanto common stock (and the related restricted shares of Solutia Inc. common stock) will vest at the effective time of the merger. The aggregate value of such restricted shares on February 17, 2000 was $1,913,347, calculated based on the closing price of Monsanto common stock of $39.75 and Solutia Inc. common stock of $12.00, each as reported on the NYSE composite transactions tape on that date.

OWNERSHIP OF COMMON STOCK; STOCK OPTIONS

     As of February 17, 2000, directors and executive officers of Pharmacia & Upjohn beneficially owned an aggregate of 5,231,220 shares of Pharmacia & Upjohn common stock and no shares of Pharmacia & Upjohn convertible perpetual preferred stock, including options to purchase 1,733,844 shares of Pharmacia & Upjohn common stock exercisable within 60 days. Such shares of common stock collectively constitute approximately 1% of the outstanding shares of Pharmacia & Upjohn common stock.

     As of February 17, 2000, directors and executive officers of Monsanto beneficially owned an aggregate of approximately 11,256,001 shares of Monsanto common stock, including options to purchase 9,048,549 shares of Monsanto common stock exercisable within 60 days. Such shares of common stock collectively constitute fewer than 2% of the outstanding shares of Monsanto common stock.

ADDITIONAL INFORMATION CONCERNING THE DESIGNEES TO THE BOARD OF DIRECTORS

     Following the merger, the combined company's board of directors will have 18 members, consisting of nine individuals designated by Monsanto and nine individuals designated by Pharmacia & Upjohn. All committees of the combined company's board of directors will consist of an equal number of Monsanto and Pharmacia & Upjohn designees.

     PHARMACIA & UPJOHN DESIGNEES. The following current directors of Pharmacia & Upjohn are Pharmacia & Upjohn's designees for the combined company's board of directors. Certain of these directors were directors either of The Upjohn Company or Pharmacia Aktiebolag prior to the 1995 combination of Upjohn and Pharmacia.

     FRANK C. CARLUCCI, AGE 69, CHAIRMAN, THE CARLYLE GROUP, A MERCHANT
BANK. Mr. Carlucci served as U.S. Secretary of Defense from 1987 to 1989. Mr. Carlucci is currently on the board of directors of Ashland, Inc., Kaman Corporation, Neurogen Corporation, Northern Telecom Limited, The Quaker Oats Company, SunResorts, Ltd., N.V. and Texas Biotechnology Corporation. He also serves on the board of trustees for the nonprofit Rand Corporation. He had served as a director of Upjohn before the combination with Pharmacia.

     M. KATHRYN EICKHOFF, AGE 60, PRESIDENT, EICKHOFF ECONOMICS INCORPORATED, ECONOMIC CONSULTANTS. Ms. Eickhoff is the former associate director for Economic Policy, United States Office of Management and Budget. She also serves as a director of AT&T Corp., Tenneco Inc. and Fleet Bank, NA. Ms. Eickhoff is a member of several business organizations including the Conference of Business Economists, the Economic Club of New York and the National Association of Business Economists. She had served as a director of Upjohn before the combination with Pharmacia.

     FRED HASSAN, AGE 54, PRESIDENT AND CHIEF EXECUTIVE OFFICER OF PHARMACIA & UPJOHN. Mr. Hassan had been Executive Vice President and a member of the board of directors of American Home Products Corporation immediately prior to joining Pharmacia & Upjohn in May 1997, and he had been senior vice president of American Home Products Corporation before that. He joined Pharmacia & Upjohn's board of directors in 1997.

     BERTHOLD LINDQVIST, AGE 61, FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER OF GAMBRO AB, A GLOBAL MEDICAL TECHNOLOGY COMPANY. Mr. Lindqvist is also a member of the board of directors of Gambro AB, Trelleborg AB, PLM AB, Munters AB and Securitas AB. Mr. Lindqvist is also a member of the Royal Swedish Academy of Sciences. He had served as a director of Pharmacia before the combination with Upjohn.

     OLOF LUND, AGE 69, FORMER PRESIDENT AND CHIEF EXECUTIVE OFFICER OF CELSIUS INDUSTRIER AB, A DEFENSE MANUFACTURING COMPANY. Mr. Lund is the chairman of Tieto-Enator Corp., SIAR Foundation and the Swedish Financial Accounting Standards Council, and is a member of the board of directors of FPG/AMFK, LKAB and the Federation of Swedish Industries. Mr. Lund is also a member of the Royal Academy of War Sciences. He had served as a director of Pharmacia before the combination with Upjohn.

     C. STEVEN MCMILLAN, AGE 54, PRESIDENT AND CHIEF OPERATING OFFICER OF SARA LEE CORPORATION, A CONSUMER GOODS COMPANY. Mr. McMillan previously held other management positions at Sara Lee before assuming his current position. Mr. McMillan is a member of the board of directors of Sara Lee Corporation and Illinova Corporation. He also serves on the boards of several not-for-profit and civic organizations. He joined Pharmacia & Upjohn's board of directors in 1998.

     WILLIAM U. PARFET, AGE 53, CO-CHAIRMAN OF MPI RESEARCH, LLC, A PRECLINICAL TOXICOLOGY AND CLINICAL PHARMACEUTICAL TESTING LABORATORY. Mr. Parfet assumed his current position in November 1995 and had previously served from October 1993 to January 1996 as president and chief executive officer of Richard Allan Medical Industries, a medical device manufacturer. Prior to that, he had served as vice chairman of the board of directors of Upjohn. Mr. Parfet serves as a member of the board of directors of CMS Energy Corporation, the Financial Accounting Foundation, Stryker Corporation and Sybron International. He had served as a director of Upjohn before the combination with Upjohn. From time to time, Pharmacia & Upjohn has retained MPI Research, LLC to conduct pre-clinical and clinical testing work for Pharmacia & Upjohn. In addition, MPI Research conducts pre-clinical and clinical testing work for independent entities with whom Pharmacia & Upjohn has contractual and business relationships. Mr. Parfet is the brother of Donald R. Parfet, senior vice president of Pharmacia & Upjohn.

     ULLA REINIUS, AGE 62, PRESIDENT OF U. REINIUS FINANSFAKTA AB, PUBLISHER AND FINANCIAL INFORMATION CONSULTANT. Ms. Reinius is also a member of the board of directors of the Swedish Association for Share Promotion and a member of the Ethical Advisory Board of the Swedish County Pension Funds and of the Swedish Royal Opera. She is a former member of the Swedish Government Ethical Committee. She had served as a director of Pharmacia before the combination with Upjohn.

     BENGT SAMUELSSON, M.D., AGE 65, PROFESSOR OF MEDICAL AND PHYSIOLOGICAL CHEMISTRY, AND, FORMERLY, PRESIDENT, KAROLINSKA INSTITUTE. Dr. Samuelsson was the Nobel Laureate in Physiology or Medicine in 1982 and is currently chairman of the Nobel Foundation. He is also a member of the board of directors of Svenska Handelsbanken, the Liposome Company and Nicox, S.A., Valboune, France. Dr. Samuelsson is a member of the Royal Swedish Academy of Sciences, the American Academy of Arts and Sciences, the Association of American Physicians, Adacemie des Sciences, Paris, the U.S. National Academy of Sciences, and the Royal Society, London. He had served as a director of Pharmacia before the combination with Upjohn. Pharmacia & Upjohn provides research grants and other business-related funding to the Karolinska institute.

     MONSANTO DESIGNEES. The following current directors of Monsanto are Monsanto's designees for the combined company's board of directors.

     RICHARD U. DE SCHUTTER, AGE 59, VICE CHAIRMAN AND CHIEF OPERATING OFFICER, MONSANTO. Chief administrative officer, Monsanto, since 1999; vice chairman, Monsanto, since 1997; president and chief executive officer, G.D. Searle & Co., since 1994; chief operating officer, G.D. Searle & Co., 1993-94; president, G.D. Searle & Co., 1991-93; chairman of international operations, G.D. Searle & Co., 1989-91; president of international operations, G.D. Searle & Co., 1986-89; corporate executive vice president, G.D. Searle & Co., 1985-86. Director:
Evanston Northwestern

Healthcare board of directors; Northwestern University board of trustees; Pharmaceutical Research and Manufacturers of America.

     MICHAEL KANTOR, AGE 60, PARTNER, MAYER, BROWN & PLATT. Partner, Mayer, Brown & Platt, since 1997; U.S. Secretary of Commerce, 1996-97; U.S. Trade Representative, 1993-96; national chairman for the Clinton/Gore Campaign, 1992; partner, Manatt, Phelps, Phillips and Kantor, 1975-92.

     GWENDOLYN S. KING, AGE 59, RETIRED SENIOR VICE PRESIDENT, CORPORATE AND PUBLIC AFFAIRS, PECO ENERGY COMPANY. Senior vice president, Corporate and Public Affairs, PECO Energy Company (formerly Philadelphia Electric Company), 1992-98; commissioner, Social Security Administration, 1989-92. Director: Eric Indemnity Co.; Lockheed Martin Corp.; Marsh & McLennan Companies, Inc.

     PHILIP LEDER, AGE 65, CHAIRMAN, DEPARTMENT OF GENETICS, HARVARD MEDICAL SCHOOL, AND SENIOR INVESTIGATOR, HOWARD HUGHES MEDICAL INSTITUTE. Chairman, Department of Genetics, Harvard Medical School, since 1980; John Emory Andrus Professor of Genetics since 1980; senior investigator, Howard Hughes Medical Institute, since 1986. Director: Genome Therapeutics Corporation. Trustee: The General Hospital Corporation; The Hadassah Medical Organization; Massachusetts General Hospital; The Charles A. Revson Foundation.

     JACOBUS F.M. PETERS, AGE 68, RETIRED CHAIRMAN OF THE EXECUTIVE BOARD AND CHIEF EXECUTIVE OFFICER, AEGON N.V. Chairman of the Executive Board and chief executive officer, AEGON N.V., 1984-93. Director: Kleinwort Endowment Policy Trust Plc. Chairman of Supervisory Board: Bank Dutch Municipalities. Member of Supervisory Board: AEGON N.V.; Amsterdam Company for Town Restoration Ltd.; Gilde Investment Funds; KEMA; Randstad Holding N.V.; SAMAS Group N.V.; United Flower Auctions Aalsmeer.

     JOHN S. REED, AGE 60, CHAIRMAN AND CO-CHIEF EXECUTIVE OFFICER, CITIGROUP INC. Chairman and co-chief executive officer, Citigroup Inc., since 1998. Chairman and chief executive officer Citicorp and Citibank, N.A., 1984-98.
Director: Citigroup Inc.; Philip Morris Companies, Inc. Member: The Business Council.

     JOHN E. ROBSON, AGE 69, SENIOR ADVISOR, ROBERTSON STEPHENS INC. Senior advisor, Robertson Stephens Inc., since 1993; distinguished faculty fellow, Yale University School of Management and Visiting Fellow, The Heritage Foundation, 1993; deputy secretary of the U.S. Department of the Treasury, 1989-92; dean, Emory University Business School, 1986-89; president and chief executive officer, G.D. Searle & Co., 1985-86; executive vice president and chief operating officer, G.D. Searle & Co., 1978-85. Director: Northrop Grumman Corp.; ProLogis Trust (formerly Security Capital Industrial Trust (REIT)); Horizon Pharmaceutical Company.

     WILLIAM D. RUCKELSHAUS, AGE 67, PRINCIPAL, MADRONA INVESTMENT GROUP
L.L.C. Principal, Madrona Investment Group L.L.C., since 1996; chairman, Browning-Ferris Industries, Inc., 1995-99; chairman and chief executive officer, Browning-Ferris Industries, Inc., 1988-95; of counsel, Perkins Coie, 1985-88; administrator, Environmental Protection Agency, 1983-85. Director: Coinstar, Inc.; Cummins Engine Co., Inc.; Nordstrom, Inc.; Solutia Inc.; Weyerhaeuser Company.

     ROBERT B. SHAPIRO, AGE 61, CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
MONSANTO. Chairman and chief executive officer, Monsanto, since 1997; chairman, president and chief executive officer, Monsanto, 1995-97; president and chief operating officer, Monsanto, 1993-95; executive vice president and advisory director, Monsanto, and president, The Agricultural Group of Monsanto, 1990-93.
Director: Citigroup Inc.; NorthWestern Memorial Hospital; Silicon Graphics, Inc.; Rockwell International Corporation. Trustee: Washington University.
Member: The Business Council; American Society of Corporate Executives; The Business Roundtable.

                              THE MERGER AGREEMENT

     The following summary of the merger agreement is qualified by reference to the complete text of the merger agreement dated as of December 19, 1999, as amended by Amendment No. 1 dated as of February 18, 2000, which is incorporated by reference and attached as Annex A.

STRUCTURE OF THE MERGER

     Under the merger agreement, a newly formed Monsanto subsidiary will merge into Pharmacia & Upjohn so that Pharmacia & Upjohn becomes a wholly owned subsidiary of the combined company.

TIMING OF CLOSING

     The closing of the merger will take place on the second business day after all closing conditions set forth in the merger agreement have been satisfied or waived, unless Monsanto and Pharmacia & Upjohn agree to a different date. We expect that immediately upon the closing of the merger, we will file a certificate of merger with the Secretary of State of the State of Delaware. The effective time of the merger will either be the time the certificate of merger is filed, or at such later time as may be specified in the certificate of merger.

MERGER CONSIDERATION

     The merger agreement provides that each share of Pharmacia & Upjohn common stock outstanding immediately prior to the effective time of the merger will at the effective time be converted into 1.19 shares of common stock of the combined company. However, any shares of Pharmacia & Upjohn common stock issued and owned or held by Pharmacia & Upjohn or Monsanto or any of their subsidiaries will be canceled without any payment for those shares.

     In addition, each outstanding share of Pharmacia & Upjohn convertible perpetual preferred stock (other than shares as to which appraisal rights have been exercised) will, at the effective time, be converted into one share of convertible perpetual preferred stock of the combined company having, to the extent possible, terms identical to those of the Pharmacia & Upjohn convertible perpetual preferred stock.

     The combined company will not issue any fractional shares in the merger. Holders of Pharmacia & Upjohn common stock who would otherwise receive fractional shares will instead receive a cash payment based upon the value of such fractional shares of the common stock of the combined company.

     As a result of the merger, all shares of Pharmacia & Upjohn common stock and convertible perpetual preferred stock will no longer be outstanding and shall be canceled.

TREATMENT OF PHARMACIA & UPJOHN STOCK OPTIONS

     At the effective time, each outstanding option granted by Pharmacia & Upjohn to purchase shares of Pharmacia & Upjohn common stock will be converted into an immediately exercisable option with respect to common stock of the combined company following the merger, in a manner intended to maintain the aggregate intrinsic value of the converted options. The number of shares of common stock of the combined company which any such converted award will pertain to will equal the number of Pharmacia & Upjohn shares subject to such award multiplied by 1.19, and the exercise price of such award will be the current exercise price of such award divided by 1.19.

     Any other stock-based award already granted by Pharmacia & Upjohn under its employee or directors plans or arrangements prior to the effective time will be converted, as of the effective time, into similar stock-based awards of the combined company, adjusted as appropriate to preserve the award's intrinsic value. Pursuant to their terms, all Pharmacia & Upjohn stock-based awards outstanding at the effective time will vest and become immediately exercisable or, in the case of restricted stock grants other than 200,000 restricted shares of common stock granted to Mr. Hassan, become freely transferrable upon the occurrence of the merger. For additional information on the Pharmacia & Upjohn stock-based awards, see "Interests of Officers and Directors in the Merger" on page I-35.

EXCHANGE OF CERTIFICATES

     Monsanto will appoint an exchange agent to handle the exchange of Pharmacia & Upjohn stock certificates for stock certificates of the combined company in the merger and the payment of cash for fractional shares that would otherwise have been issued pursuant to the merger. Soon after the effective time of the merger, the exchange agent will send to each former Pharmacia & Upjohn stockholder a letter of transmittal to be used to exchange Pharmacia & Upjohn stock certificates for shares of the combined company (which will be in uncertificated book-entry form unless a physical certificate is requested) and to receive cash instead of any fractional shares. The letter of transmittal will contain instructions explaining the procedure for surrendering Pharmacia & Upjohn stock certificates. YOU SHOULD NOT RETURN ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

     Holders of Pharmacia & Upjohn stock who surrender their stock certificates to the exchange agent, together with a properly completed letter of transmittal, will receive the appropriate merger consideration. Holders of unexchanged shares of Pharmacia & Upjohn stock will not be entitled to receive any dividends or other distributions payable by the combined company after the effective time of the merger until they surrender their stock certificates in accordance with the exchange agent's instructions.

     Stockholders of Monsanto will not be required to exchange their Monsanto certificates as a result of the merger. At the effective time, these certificates will automatically represent an equal number of shares in the combined company.

THE BOARD OF THE COMBINED COMPANY AND RELATED MATTERS

     BOARD OF DIRECTORS OF THE COMBINED COMPANY. Monsanto and Pharmacia & Upjohn have agreed to take the necessary action so that, as of the effective time of the merger, the board of directors of the combined company will consist of 18 members, nine of whom will be designated by Monsanto and nine of whom will be designated by Pharmacia & Upjohn. In addition, each board committee will initially have an equal number of members designated by each of Monsanto and Pharmacia & Upjohn.

     CHIEF EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMBINED COMPANY. The merger agreement provides that, as of the effective time of the merger, Mr. Robert B. Shapiro, chairman and chief executive officer of Monsanto, will serve as the chairman of the board of directors of the combined company and that Mr. Fred Hassan, president and chief executive officer of Pharmacia & Upjohn, will serve as chief executive officer of the combined company. If Mr. Hassan is still chief executive officer of the combined company 18 months after the merger, he will then become chairman of the board, unless otherwise determined at that time by the affirmative vote of 80% of the members of the board of directors of the combined company. If Mr. Shapiro is not the chief executive officer of Monsanto and/or Mr. Hassan is not the chief executive officer of Pharmacia & Upjohn, in each case immediately prior to the merger, we have agreed to use our reasonable best efforts to agree upon an individual or individuals to replace Mr. Shapiro and/or Mr. Hassan as chairman and/or chief executive officer, as the case may be.

     EXECUTIVE OFFICERS OF THE COMBINED COMPANY. We agreed in the merger agreement that it is our intention that the twenty most senior positions of the combined company, excluding the chairman and the chief executive officer, will be held by ten executives from each of Monsanto and Pharmacia & Upjohn.

     HEADQUARTERS OF THE COMBINED COMPANY. We agreed in the merger agreement that it is our intention that following the effective time of the merger the principal corporate offices of the combined company and the headquarters of its pharmaceuticals business will be located in Peapack, New Jersey and that the headquarters of its agribusiness will be in St. Louis, Missouri.

     NAME OF THE COMBINED COMPANY. We agreed in the merger agreement that the name of the combined company will be Pharmacia Corporation.

INTENDED AGRIBUSINESS IPO

     The merger agreement includes a description of our plans with respect to Monsanto's agribusiness unit. It states that our intention is that as promptly as practicable following the merger, the combined company will reorganize the agribusiness unit under the Monsanto name as a direct or indirect subsidiary and sell up to 19.9% of that subsidiary by means of an initial public offering of its common stock to be listed on the New York Stock Exchange. At the time of the agribusiness initial public offering, we intend that the agribusiness subsidiary will have a sound capital structure.

   SHARES BENEFICIALLY OWNED BY MONSANTO AND PHARMACIA & UPJOHN DIRECTORS AND
                   EXECUTIVE OFFICERS AS OF FEBRUARY 17, 2000

             MONSANTO MEETING                        PHARMACIA & UPJOHN MEETING
             ----------------                        --------------------------
Monsanto directors and executive officers    Pharmacia & Upjohn directors and executive
beneficially own 11,256,001 shares of        officers beneficially own 5,231,220 shares
Monsanto common stock, including             of Pharmacia & Upjohn common stock,
exercisable options. These shares represent  including exercisable options and no shares
in total less than 2% of the shares of       of Pharmacia & Upjohn convertible perpetual
Monsanto common stock outstanding as of      preferred stock. These shares represent
February 17, 2000.                           approximately 1% of the votes entitled to
                                             be cast as of February 17, 2000.
These individuals have indicated that they
intend to vote in favor of the Monsanto      These individuals have indicated that they
proposals.                                   intend to vote in favor of the Pharmacia &
                                             Upjohn proposal.
























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